

July 2, 2012

Via E-mail
Mr. Robert A. Bailenson
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Ave.
Hamilton HM 08 Bermuda

Re: **Assured Guaranty Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-32141

Dear Mr. Bailenson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 5 – Financial Guaranty Insurance Contracts
Loss Estimation Process, page 193

1. Please tell us whether and, if so, how you factor potential reductions in defaults and foreclosures for mortgages that are subject to temporary government foreclosure moratoriums in your loss reserve estimation process.

Note 8. Consolidation of Variable Interest Entities, page 240

2. You disclose that the trustee reports that you use to consolidate your FG VIEs are prepared by outside parties and are not available within your time constraints causing your FG VIEs to be consolidated on a lag and that you adjust the FG VIE financial statements for material events that occur between the lag date until the balance sheet date. Please tell us the period of the FG VIEs that you consolidate into your consolidated financial statements to explain how the lag is created. Also, provide us an analysis of the nature, amount and date of the material events for which you adjust the FG VIE financial statements, the source of this information and the authoritative literature supporting your accounting treatment to record on a lag and to adjust for material events.

3. You disclose that you determined that eight additional VIEs required consolidation during 2011 based on the assessment of your control rights over servicer or collateral manager replacement given that servicing/managing collateral were deemed to be the VIEs' most significant activities. Please tell us whether the control rights over servicer or collateral manager replacement existed prior to 2011 and, if so, why these VIE's were not consolidated prior to 2011. Please also tell us why you consolidated two more VIE's in the first quarter ended March 31, 2012.

4. Please provide us proposed disclosures to be included in future periodic filings that discuss the significant facts and assumptions in determining that consolidation of VIEs where you do not have a controlling financial interest is not required. Please also tell us the number of VIE's not consolidated and the fair value of the assets and liabilities of the VIE's not consolidated.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements (unaudited)
Notes to Consolidated Financial Statements
Note 4. Financial Guaranty Insurance Contracts, page 13

5. You disclose on page 66 that over the past several years you entered into several commutations in order to reassume previously ceded books of business from BIG financial guaranty companies and your other reinsurers. These commutations of ceded business resulted in gains of $83.3 million and $24.1 million for first Quarter 2012 and 2011 and resulted in an increase in your net unearned premium reserve of $106.1 million during the quarter ended March 31, 2012. Please tell us how you estimated the effect of the commutations in establishing your financial guarantee insurance claim liabilities.

The Company's Approach to Projecting Losses in U.S. RMBS
First Quarter-End 2012 U.S. RMBS Loss Projections, page 20

6. You disclose that you generally use the same methodology to project the credit received from recoveries in R&W at March 31, 2012 as December 31, 2011 except for certain refinements of benefits due to ongoing discussions with R&W providers. Please tell us

about these refinements including their nature and the amount of their effect on the projected loss estimate for all periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant